UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

For the month of December 2016

Commission File Number: 001-37485

Jupai Holdings Limited

Yinli Building, 8/F

788 Guangzhong Road

Jingan District

Shanghai 200072

People’s Republic of China

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒             Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Jupai Holdings Limited (“Jupai” or the “Company) (NYSE: JP) announced that it will hold its 2016 annual general meeting of shareholders at 2/F, Shanghai Marriott Hotel Parkview, 333 Guang Zhong Road West, Jingan District, Shanghai 200072, the People’s Republic of China at 10:00AM (Beijing time) on December 21, 2016.

No proposal will be submitted for shareholder approval at the AGM, and no resolutions will be considered, voted upon, passed or adopted at the AGM.  No shareholder may propose any such resolution for consideration, either prior to or at the AGM.  Instead, the annual general meeting will serve as an open forum for shareholders and holders of the Company’s American Depositary Shares (“ADSs”) to discuss Company affairs with management.

The board of directors of the Company has fixed the close of business on December 6, 2016 (Eastern Time) as the record date (the “Record Date”) for determining the shareholders entitled to receive notice of the annual general meeting or any adjournment or postponement thereof.  Holders of record of the Company’s ordinary shares at the close of business on the Record Date are entitled to attend the annual general meeting and any adjournment or postponement thereof in person. Beneficial owners of the Company’s ADSs are welcome to attend the annual general meeting in person.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Jupai Holdings Limited

By	:	/s/ Jianda Ni
Name	:	Jianda Ni
Title	:	Chief Executive Officer

Date: December 7, 2016

Exhibit Index

Exhibit 99.1                                                                                               Annual General Meeting Notice